Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Debtor”) and Shenzhen Branch, China Citic Bank (the “Creditor”) Dated May 6th, 2011

Main articles:

  Contract number: (2011) Shenyinsun Zongzi 003;

  Maximum amount of credit facilities to be provided: RMB 105 million;

  Term: from May 6th, 2011 to May 6th , 2012.

  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  Termination and explanation

  Procedure on using the comprehensive credit facility

  Declaration and promise of the Debtor

  Rights and Obligations of the Debtor

  Rights and Obligations of the Creditor

  Guaranty

  Effectiveness, modification and termination of Contract

  Disputation settlement

  Validity